

17018280

SEC
Mail Processing
Section
AUG 24 2017
Washington DC
408

Securities and Exchange Commission
Trading and Markets
AUG 24 2017
RECEIVED

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SEC FILE NUMBER
8-69715

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
LGA Capital CRE, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6110 Executive Boulevard, Suite 1050
(No. and Street)

Rockville	MD	20852
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Giorgio — 610-455-2219
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LGA Capital CRE, LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public



KARA S. GREEN
NOTARY PUBLIC - MARYLAND
MONTGOMERY COUNTY
MY COMMISSION EXPIRES
OCTOBER 13, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LGA Capital CRE, LLC

We have audited the accompanying statement of financial condition of LGA Capital CRE, LLC (the "Company") as of June 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LGA Capital, LLC as of June 30, 2017, in accordance with accounting principles generally accepted in the United States of America.



Abington, Pennsylvania
August 22, 2017

LGA Capital CRE, LLC
Statement of Financial Condition
June 30, 2017

Assets

Cash and cash equivalents	$	117,253
Prepaid expenses and other assets		8,229
Total assets	$	125,482

Liabilities and Members' Equity

Liabilities		
Due to affiliate	$	2,540
Accounts payable and accrued expenses		8,583
Total liabilities		11,123
Members' Equity		114,359
Total liabilities and members' equity	$	125,482

The accompanying notes are an integral part of this financial statement.

1. Organization

LGA Capital, CRE LLC (the "Company") is a Maryland limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company, which has agreed to limit its business to corporate finance and investment banking activities, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Investment Banking - Investment banking revenues include gains, losses and fees arising from the private placement of securities. Investment banking revenues also include fees earned from providing merger and acquisition consulting, financial restructuring advisory services and financial consulting services. These fees are recognized when the private placement is completed and the income is reasonably determinable. Fees for financial restructuring advisory services and financial consulting services are recorded when earned.

Income taxes - No provisions have been made for income taxes since the Company is a limited liability company. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended June 30, 2017 the Company did not have liability for unrecognized tax benefits. The Company is subject to examination since its inception.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Method of accounting – The Company has prepared its financial statements using the accrual basis of accounting.

Subsequent events - Management has evaluated the impact of all subsequent events through August 22, 2017; the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company shares rent and other expenses with an affiliate controlled by the majority member of the Company per an expense sharing agreement. Due to affiliate amounted to $2,540 as of June 30, 2017. The Company was reimbursed by the affiliate for expenses in the amount of $33,020.

4. Operating Leases

The Company leases its office space under a non-cancellable operating lease agreement which commenced May 6, 2015 and terminates July 31, 2022. The current monthly rental is $4,696. The monthly rental is subject to a two and a half percent annual increase on the first anniversary of the first extended lease commencement of March 1, 2017. Rent expense totaled $56,352 for the year ended June 30, 2017.

Future minimum lease payments for the year ended June 30, 2017 are as follows:

Year	Amount
2017	$129,105
2018	$139,007
2019	$142,482
2020	$146,044
2021	$149,696
2022	$ 12,681

5. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash. For purposes of the statements of cash and cash flows, the company considers all cash on hand and on deposit with financial institutions to be cash.

6. Concentration of Revenues

The Company performs corporate finance and investment banking activities. These activities generally involve a limited number of clients and transactions that have varying realization periods and result in fluctuating revenues.

7. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencing operations and subsequently shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2017 the Company had net capital and capital requirements of $106,130 which was $101,130 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.10 to 1.

8. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of (k)(2)(i) of SEC Rule 15c3-3. The Company does not carry security accounts for customers.

LGA Capital CRE, LLC
Financial Statement
June 30, 2017

LGA Capital CRE, LLC
TABLE OF CONTENTS
June 30, 2017